Early Warning Reports Regarding 4Front Ventures Corp.

PHOENIX, AZ, August 1, 2019 – 4Front Ventures Corp. ("4Front" or the "Company")

4Front Ventures Corp.

4Front, with offices located at 5060 North 40th Street, Suite 120, Phoenix, Arizona, 85018, today announced that it will file an early warning report under National Instrument 62-103 - The Early Warning System and Related Take-Over Bid and Insider Reporting Issues ("NI 62-103") in connection with the closing of the previously announced business combination (the "Transaction") involving 4Front Corp., Cannex Capital Holdings Inc. ("Cannex"), 4Front Holdings LLC and 1196260 B.C. Ltd. Pursuant to the Transaction, in exchange for the securities of the Company, the Company acquired: (i) one common share of Cannex (each a "Cannex Common Share") for each class A subordinate voting share of the Company (each a "Resulting Issuer Subordinate Voting Share"), representing 100% of the issued and outstanding Cannex Common Shares on a non-diluted basis and (ii) 80 class A shares of Cannex (each a "Cannex Class A Share") for each class B proportionate voting share of the Company (each a "Resulting Issuer Proportionate Voting Share"), representing 100% of the issued and outstanding Cannex Class A Shares on a non-diluted basis. Prior to the Transaction, the Company did not hold any shares or convertible securities of Cannex.

Joshua Rosen

Mr. Joshua Rosen, with offices located at c/o 5060 North 40th Street, Suite 120, Phoenix, Arizona, 85018, today announced that he will file an early warning report under NI 62-103 in connection with the closing of the Transaction. Pursuant to the Transaction, Mr. Rosen acquired beneficial ownership of, or control or direction over, (i) 309,418 class C multiple voting shares of the Company (each a "Resulting Issuer Multiple Voting Share") in exchange for the same number of class C multiple voting shares of Nevada Holdco (each a "Nevada Holdco Multiple Voting Share"), representing approximately 24.2% of the issued and outstanding Resulting Issuer Multiple Voting Shares, and (ii) 292,840 Resulting Issuer Proportionate Voting Shares for the same number of class B proportionate voting shares of Nevada Holdco (each a "Nevada Holdco Proportionate Voting Share"), which Nevada Holdco Proportionate Voting Shares are convertible into class A subordinate voting shares of Nevada Holdco (each a "Nevada Holdco Subordinate Voting Share") on the basis of 80 Nevada Holdco Subordinate Voting Shares for each Nevada Holdco Proportionate Voting Share, as permitted by the articles of amalgamation of the Company. In addition, Mr. Rosen acquired beneficial ownership, control or direction over 4,095 options to acquire Resulting Issuer Proportionate Voting Shares. The aggregate Resulting Issuer Proportionate Voting Shares over which Mr. Rosen acquired beneficial ownership, control or direction represent approximately 18.1% of the issued and outstanding Resulting Issuer Subordinate Voting Shares on an as-converted and partially-diluted basis. Prior to the Transaction, Mr. Rosen did not hold any securities of the Company.

Trevor Pratte

Mr. Trevor Pratte, with offices located at c/o 5060 North 40th Street, Suite 120, Phoenix, Arizona, 85018, today announced that he will file an early warning report under NI 62-103 in connection with the closing of the Transaction. Pursuant to the Transaction, Mr. Pratte acquired beneficial ownership of, or control or direction over, (i) 340,207 Resulting Issuer Multiple Voting Shares in exchange for the same number of Nevada Holdco Multiple Voting Shares, representing approximately 26.7% of the issued and outstanding Resulting Issuer Multiple Voting Shares, and (ii) 320,517 Resulting Issuer Proportionate Voting Shares in exchange for the same number of Nevada Holdco Proportionate Voting Shares, which Nevada Holdco Proportionate Voting Shares are convertible into Nevada Holdco Subordinate Voting Shares on the basis of 80 Nevada Holdco Subordinate Voting Shares for each Nevada Holdco Proportionate Voting Share, as permitted by articles of amalgamation of the Company. In addition, Mr. Pratte acquired beneficial ownership, control or direction over 4,095 options to acquire Resulting Issuer Proportionate Voting Shares. The aggregate Resulting Issuer Proportionate Voting Shares over which Mr. Pratte acquired beneficial ownership, control or direction represent approximately 19.7% of the issued and outstanding Resulting Issuer Subordinate Voting Shares on an as-converted and partially-diluted basis. Prior to the Transaction, Mr. Pratte did not hold any shares or convertible securities of the Company.

Karl Chowscano

Mr. Karl Chowscano, with offices located at c/o 5060 North 40th Street, Suite 120, Phoenix, Arizona, 85018, today announced that he will file an early warning report under NI 62-103 in connection with the closing of the Transaction. Pursuant to the Transaction, Mr. Chowscano acquired beneficial ownership of, or control or direction over, 333,439 Resulting Issuer Multiple Voting Shares in exchange for the same number of Nevada Holdco Multiple Voting Shares, representing approximately 26.1% of the issued and outstanding Resulting Issuer Multiple Voting Shares. Prior to the Transaction, Mr. Chowscano did not hold any shares or convertible securities of the Company.

Andrew Thut

Mr. Andrew Thut, with offices located at c/o 5060 North 40th Street, Suite 120, Phoenix, Arizona, 85018, today announced that he will file an early warning report under NI 62-103 in connection with the closing of the Transaction. Pursuant to the Transaction, Mr. Thut acquired beneficial ownership of, or control or direction over, (i) 154,956 Resulting Issuer Multiple Voting Shares in exchange for the same number of Nevada Holdco Multiple Voting Shares, representing approximately 12.1% of the issued and outstanding Resulting Issuer Multiple Voting Shares, and (ii) 145,987 Resulting Issuer Proportionate Voting Shares in exchange for the same number of Nevada Holdco Proportionate Voting Shares, which Nevada Holdco Proportionate Voting Shares are convertible into Nevada Holdco Subordinate Voting Shares on the basis of 80 Nevada Holdco Subordinate Voting Shares for each Nevada Holdco Proportionate Voting Share, as permitted by articles of amalgamation of the Company. In addition, Mr. Thut acquired beneficial ownership, control or direction over 24,568 options to acquire Resulting Issuer Proportionate Voting Shares. The aggregate Resulting Issuer Proportionate Voting Shares over which Mr. Thut acquired beneficial ownership, control or direction represent approximately 11.0% of the issued and outstanding Resulting Issuer Subordinate Voting Shares on an as-converted and partially-diluted basis. Prior to the Transaction, Mr. Thut did not hold any shares or convertible securities of the Company.

Kris Krane

Mr. Kris Krane, with offices located at c/o 5060 North 40th Street, Suite 120, Phoenix, Arizona, 85018, today announced that he will file an early warning report under NI 62-103 in connection with the closing of the Transaction. Pursuant to the Transaction, Mr. Krane acquired beneficial ownership of, or control or direction over, (i) 138,188 Resulting Issuer Multiple Voting Shares in exchange for the same number of Nevada Holdco Multiple Voting Shares, representing approximately 10.8% of the issued and outstanding Resulting Issuer Multiple Voting Shares, and (ii) 130,191 Resulting Issuer Proportionate Voting Shares in exchange for the same number of Nevada Holdco Proportionate Voting Shares, which Nevada Holdco Proportionate Voting Shares are convertible into Nevada Holdco Subordinate Voting Shares on the basis of 80 Nevada Holdco Subordinate Voting Shares for each Nevada Holdco Proportionate Voting Share, as permitted by articles of amalgamation of the Company. In addition, Mr. Krane acquired beneficial ownership, control or direction over 34,123 options to acquire Resulting Issuer Proportionate Voting Shares. The aggregate Resulting Issuer Proportionate Voting Shares over which Mr. Krane acquired beneficial ownership, control or direction over represent approximately 10.3% of the issued and outstanding Resulting Issuer Subordinate Voting Shares on an as-converted and partially-diluted basis. Prior to the Transaction, Mr. Krane did not hold any shares or convertible securities of the Company.

This press release is being disseminated as required by NI 62-103 in connection with the filing of an early warning report (the "Early Warning Report"). A copy of the early warning reports referred to above will be available under the Company’s profile on SEDAR at www.sedar.com or by contacting Jake Wooten of 4Front at jake.wooten@4frontventures.com or 5060 North 40th Street, Suite 120, Phoenix, Arizona, 85018.